UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

- OR -

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION 1400 DOUGLAS STREET OMAHA, NEBRASKA 68179

Union Pacific Corporation

Thrift Plan

Employer ID No: 13-2626465

Plan Number: 004

Financial Statements as of and for the Years Ended December 31, 2023 and 2022,

Supplemental Schedule as of December 31, 2023, and

Report of Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN

Note:	Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Union Pacific Corporation Thrift Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Union Pacific Corporation Thrift Plan (the "Plan") as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

June 25, 2024

We have served as the auditor of the Plan since 1974.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,	2023	2022
ASSETS:
Investments at fair value (Note 3 and 4)	$2,068,688,745	$1,808,461,144
Investments at contract value (Note 4)	178,203,890	203,827,656
Plan interest in Master Trust	2,246,892,635	2,012,288,800
Receivables:
Notes receivable from participants	13,406,315	12,670,103
Employer contribution receivable	5,380,199	4,286,152
Total receivables	18,786,514	16,956,255
NET ASSETS AVAILABLE FOR BENEFITS	$2,265,679,149	$2,029,245,055

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31,	2023	2022
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Plan interest in Master Trust investment income (loss) (Note 4):
Net appreciation (depreciation) in fair value of investments	$323,336,468	$(429,886,167)
Interest and dividends	18,558,632	21,841,988
Net investment income (loss)	341,895,100	(408,044,179)
Interest income on notes receivable from participants	657,127	479,356
Contributions:
Participant contributions	54,547,636	51,312,523
Employer contributions	25,592,530	22,363,134
Total contributions	80,140,166	73,675,657
Other additions, net	230,112	229,866
Total additions	422,922,505	(333,659,300)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	185,105,466	165,284,511
Other deductions	1,382,945	1,067,541
Total deductions	186,488,411	166,352,052
NET INCREASE (DECREASE) IN NET ASSETS	$236,434,094	$(500,011,352)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	$2,029,245,055	$2,529,256,407
End of year	$2,265,679,149	$2,029,245,055

See notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the “Corporation”) covering nonagreement employees of the Corporation and its subsidiaries (the Corporation and its subsidiaries are collectively referred to as “Union Pacific”). Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions — Each year, participants may contribute 1% to 75% of their eligible compensation on a salary deferral basis. A participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 1% to 75% of their eligible compensation on an after-tax basis. Combined after-tax, Roth, and pre-tax contributions may not exceed 75% of eligible compensation. All contributions are subject to applicable limitations specified in the Internal Revenue Code of 1986, as amended (the "Code").

Employees who are hired or rehired into covered nonagreement service on or after October 1, 2008, and effective January 1, 2022, transferees into covered nonagreement service are automatically enrolled in the Plan. These employees are treated as having elected to contribute 6% of their eligible compensation on a salary deferral basis subject to limitations specified in the Code, unless they affirmatively elect otherwise. Participants who will attain age 50 before the end of the Plan year are eligible to make catch-up contributions. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (“PAYSOP/TRASOP”). Except with respect to Post-2017 Covered Employees (as described below), Union Pacific contributes to the Plan an amount equal to 50% of the participant’s combined pre-tax, Roth, and after-tax contributions that are not in excess of 6% of the participant’s eligible compensation for the payroll period. Effective January 1, 2018, for each participant who on or after January 1, 2018, is (i) hired or re-hired into covered nonagreement service or (ii) transferred to covered nonagreement service (“Post-2017 Covered Employees”), Union Pacific contributes an amount equal to 100% of the participant’s combined pre-tax, Roth, and after-tax contributions that are not in excess of 6% of the participant’s eligible compensation for the payroll period. In addition, effective January 1, 2018, Union Pacific contributes to the Plan, on behalf of each participant who is a Post-2017 Covered Employee, a non-elective contribution ("NEC") in an amount equal to 3% of such participant’s annual base salary earned while the participant is a Post-2017 Covered Employee, regardless of whether the participant elects to contribute any amount of their own compensation to the Plan. The 3% contribution amount is contributed annually following the end of the applicable Plan year and is conditioned on the Post-2017 Covered Employee being in covered nonagreement service on the last day of the applicable Plan year, unless covered nonagreement service ends before the last day of the Plan year as a result of the participant’s death or retirement during such Plan year.

Notes Receivable from Participants — Participants are eligible to take a loan from their account, subject to the following limits. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance (excluding PAYSOP/TRASOP and NEC balances) or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by Union Pacific. Loan transactions are treated as a transfer from the investment fund(s) to the loan fund. As the loan is repaid, all principal and interest payments will be credited to the participant’s contribution source accounts from which the original loan proceeds were taken and invested on the same basis as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant’s applicable investment election. Participant loans, which are secured by the participant’s individual account balance, bear a fixed rate of interest set by the Plan administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding 59 consecutive calendar months, except loans relating to a principal residence, in which case the term of the loan shall not exceed 15 years. As permitted under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") and the Plan, if a “qualified individual” (as defined under the CARES Act) elected to suspend loan payments due during the period beginning March 27, 2020 and ending December 31, 2020, the repayment term of the loan is extended for up to one year. As of December 31, 2023, participant loans had maturities through 2038 at interest rates ranging from 3.25% to 8.50%.

Participant Accounts — An individual account is maintained for each Plan participant. Participants may direct the investment of their account into various investment options offered by the Plan. For all contribution types, participants have the option to direct their investment allocation at their discretion, except that effective March 1, 2022, a participant may not direct more than 20% of contributions into the Union Pacific Common Stock Fund. Contributions and earnings may be redirected or transferred to other investments at the direction of the participant, except that a participant may not elect to transfer amounts into the Union Pacific Common Stock Fund if such transfer would result in more than 20% of the participant’s account to be invested in such fund.  Amounts attributable to the PAYSOP or TRASOP do not count against this limit. Alternatively, a participant may elect to participate in the Vanguard Advisers Managed Account Program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant’s account is credited with an allocation of the Plan’s earnings (losses) based on the investment options selected and their performance. The allocations are based on each participant’s account balance by investment option. If a participant does not provide investment directions (or has not elected to participate in the Managed Account Program) with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

On December 1, 2023, the Union Pacific Common Stock Fund (except amounts invested in such fund attributable to the NEC source and earnings thereon) was converted to an employee stock ownership plan and designated as the Union Pacific ESOP Common Stock Fund (“ESOP”).  With respect to Union Pacific common stock dividends paid to the ESOP and credited to a participant’s Plan account, the participant may elect either to receive an immediate distribution of the dividend or reinvest the dividend in the Union Pacific Common Stock Fund.  This election right applies to Union Pacific common stock dividends with a record date on or after December 1, 2023.  Absent an affirmative election, a participant is deemed to have elected dividend reinvestment.  A participant’s election (or deemed election) is evergreen until affirmatively changed by the participant.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant’s separation from service, a distribution of benefits will be made upon request in a single sum payment. Distributions from the PAYSOP/TRASOP account and the portion of a participant’s account invested in the Union Pacific Common Stock Fund (regardless of whether the invested amount is part of the ESOP) are distributed in cash unless shares of stock are elected at the time of distribution (“in-kind distribution”). In-kind distributions are single sum and any fractional shares are distributed in cash. A participant who separated from service must receive (or begin receiving) distribution of his or her account no later than the participant’s required beginning date, as defined in the Plan. If distribution is deferred until the participant’s required beginning date, the participant's account will be distributed as either a single sum or in the form of monthly, quarterly, semi-annual, or annual installments, as elected by the participant. If the participant remains employed with the Corporation after attaining age 70 ½ (or, if the participant’s date of birth is after June 30, 1949, the age determined under Section 401(a)(9) of the Code, based on the participant's date of birth) the participant must either take a single sum distribution or begin installment payments of his/her account no later than the April 1st of the year following the year in which the participant separated from service. If the participant dies prior to receiving distribution of his or her entire account, the remaining account balance is distributed to the participant's beneficiary in accordance with the terms of the Plan.

In-service withdrawals, including withdrawals of rollover contributions or after-tax contributions, qualified birth or adoption distributions, hardship withdrawals, and withdrawals on and after age 59 ½ or in the event of Total Disability, may be made by a participant from his or her account in accordance with the Plan’s provisions.

Plan Administration — The Plan is administered by the Named Fiduciary - Plan Administration. The President of Union Pacific Railroad Company currently serves in this role. Investment management fees for the Plan’s investment options are netted against investment earnings. Expenses incurred administering the Plan, including participant recordkeeping expenses, are payable from Plan assets. The Corporation has the option, but not the obligation, to pay Plan administrative expenses.

Subsequent Events Evaluation — We evaluated the effects of all subsequent events through June 25, 2024, the financial statement issuance date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

For fully benefit-responsive contracts held by a defined contribution plan, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statements of changes in net assets available for benefits present the fully benefit-responsive investment contracts on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid as described in the section “Plan Administration” in Note 1. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments are reflected as a reduction of investment return for such investments. To the extent paid by the Plan, recordkeeping expenses are deducted from participants' accounts on a quarterly basis. Plan administrative expenses of $978,482 and $938,003 were paid in 2023 and 2022, respectively.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2023 and 2022.

3. FAIR VALUE MEASUREMENT

Accounting Standard Codification (ASC) 820, Fair Value Measurement, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Common stock — Amounts are invested exclusively in common stock issued by the Corporation. The unit price (value) for shares of this fund is computed daily based on the closing price of Union Pacific Corporation common stock on the New York Stock Exchange and the number of shares of stock held by the fund. Employer stock funds are classified as Level 1 investments.

Cash & cash equivalents — These investments consist of U.S. dollars within a money market account. These temporary cash investments are classified as Level 1 investments.

Mutual funds (including the domestic and international stock funds, balanced fund, money market fund, and bond funds) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the fair values of mutual fund shares held at year-end. Mutual funds are classified as Level 1 investments.

Common/collective trusts — These investments are valued at the net asset value of units of a common collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily.

A summary of the Union Pacific Corporation Master Trust (“Master Trust”) assets (Note 4) measured at fair value on a recurring basis set forth by level within the fair value hierarchy is presented in the following tables:

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
As of December 31, 2023	(Level 1)	(Level 2)	(Level 3)	Total
Investments at fair value:
Common stock	$754,628,396	-	-	$754,628,396
Cash & cash equivalents	2,604,424	-	-	2,604,424
Mutual funds	321,935,430	-	-	321,935,430
Total investments in the fair value hierarchy	$1,079,168,250	-	-	$1,079,168,250
Investments measured at net asset value:*
Common/collective trusts				3,136,597,506
Total investments at net asset value				3,136,597,506
Total investments at fair value				$4,215,765,756

*	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
As of December 31, 2022	(Level 1)	(Level 2)	(Level 3)	Total
Investments at fair value:
Common stock	$680,290,384	-	-	$680,290,384
Cash & cash equivalents	4,828,349	-	-	4,828,349
Mutual funds	293,653,633	-	-	293,653,633
Total investments in the fair value hierarchy	$978,772,366	-	-	$978,772,366
Investments measured at net asset value:*
Common/collective trusts				2,664,803,402
Total investments at net asset value				2,664,803,402
Total investments at fair value				$3,643,575,768

*	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Net Asset Value per Share — The following tables summarize investments for which fair value is measured at net asset value. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Redemption
			Frequency (If	Redemption
		Unfunded	Currently	Notice
As of December 31, 2023	Fair Value	Commitments	Eligible)	Period
Common/collective trusts	$3,136,597,506	n/a	Daily	None

Redemption
			Frequency (If	Redemption
		Unfunded	Currently	Notice
As of December 31, 2022	Fair Value	Commitments	Eligible)	Period
Common/collective trusts	$2,664,803,402	n/a	Daily	None

4. MASTER TRUST

At December 31, 2023 and 2022, the Plan participated in a Master Trust with other retirement plans sponsored by Union Pacific. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Union Pacific for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan’s interest in the Master Trust is presented in the following tables:

	2023		2022
As of December 31,	Master Trust	Plan Interest	Master Trust	Plan Interest
Investments at fair value:
Common stock	$754,628,396	$401,011,770	$680,290,384	$365,197,325
Cash & cash equivalents	2,604,424	1,275,599	4,828,349	3,404,868
Mutual funds	321,935,430	169,731,811	293,653,633	153,639,258
Common/collective trusts	3,136,597,506	1,496,669,565	2,664,803,402	1,286,219,693
Investments at fair value	4,215,765,756	2,068,688,745	3,643,575,768	1,808,461,144
Investments at contract value	341,291,504	178,203,890	393,820,730	203,827,656
Total investments	$4,557,057,260	$2,246,892,635	$4,037,396,498	$2,012,288,800

Investment income (loss) for the Master Trust is as follows:

For the Years Ended December 31,	2023	2022
Net appreciation (depreciation) in fair value	$650,931,313	$(860,560,589)
Interest and dividends	35,116,207	41,335,275
Total investment income (loss) of Master Trust	$686,047,520	$(819,225,314)
Plan's portion of Master Trust investment income (loss)	$341,895,100	$(408,044,179)

While the Plan participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the “Union Pacific Fixed Income Fund” or “Fund”) that includes traditional Guaranteed Investment Contracts (“GICs”) and synthetic GICs. Traditional GICs are issued by insurance companies and provide for benefit-responsive withdrawals by Plan participants at contract value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment. The contracts are backed by the assets in an insurance company’s general account or a separate account. Synthetic GICs pair Plan-owned fixed income investments with an insurance like feature known as a “wrap contract” issued by a bank or life insurance company. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Fund has unrealized gains and losses, the interest crediting rate may differ from then-current market rates. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events could be different under each contract. Such events include layoffs, divisional sales, voluntary or involuntary reductions in workforce, Plan-wide re-enrollments, or other events that are outside the normal operation of the Plan that causes a withdrawal from an investment contract. Plan management does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events could be different under each contract. Such events include a change in qualification status of a participant, employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The following table represents the disaggregation of contract value between types of investment contracts and other fund level transactions held by the Master Trust:

As of December 31,	2023	2022
Synthetic investment contracts	$309,332,573	$357,408,533
Traditional investment contracts	22,812,863	24,746,148
Money market fund	9,109,346	12,213,956
Other	36,722	(547,907)
Total investments at contract value	$341,291,504	$393,820,730

5. FEDERAL INCOME TAX STATUS

The Plan obtained a tax determination letter dated September 20, 2016, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Corporation and Plan management believe that the Plan and the related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan and the related Master Trust are no longer subject to income tax examinations for years prior to 2020.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan’s participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan’s assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2023 and 2022, the Plan’s interest in the Master Trust’s investment in the Union Pacific Common Stock Fund had a cost basis of $120,075,973 and $120,998,767, respectively. During the years ended December 31, 2023 and 2022, the Plan recorded dividend income of $8,882,016 and $9,195,177 respectively.

The Master Trust also invests in various funds managed by VFTC and common collective trusts managed by T Rowe Price and EARNEST Partners. VFTC is the Plan's trustee and recordkeeper, and T Rowe Price and EARNEST Partners are each a fiduciary with respect to the Plan's assets invested in the common collective trusts they manage. Therefore, investment transactions in funds managed by these entities qualify as party-in-interest transactions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

For the Years Ended December 31,	2023	2022
Net assets available for benefits per the financial statements	$2,265,679,149	$2,029,245,055
Deemed distributions of participant loans	(582,572)	(540,722)
Net assets available for benefits per the Form 5500 -- at fair value	$2,265,096,577	$2,028,704,333

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 is as follows:

For the Years Ended December 31,	2023	2022
Net increase (decrease) in net assets per the financial statements	$236,434,094	$(500,011,352)
Change in deemed distributions of participant loans	(41,850)	(7,268)
Net increase (decrease) in net assets per Form 5500 -- at fair value	$236,392,244	$(500,018,620)

******

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

	Column B	Column C	Column E
	Identity of Issue or Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par, or Maturity Value	* Current Value
**	Participant loans	Maturing 2024-2038 at interest rates of 3.25% to 8.50%	12,823,743

*	Net of $582,572 in deemed loan distribution
**	Represents a party in interest

See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Dated:	June 25, 2024	By:	/s/ Elizabeth Whited
Elizabeth Whited, President - Union Pacific Corporation and Union Pacific Railroad Company